Monthly Report - January, 2014

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        (899,813)        (899,813)
Change in unrealized gain (loss) on open          (5,497,074)      (5,497,074)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               5,156            5,156
      obligations
   Change in unrealized gain (loss) from U.S.         (8,228)          (8,228)
      Treasury obligations
Interest Income 			               31,188           31,188
Foreign exchange gain (loss) on
	margin deposits      		              (99,284)         (99,284)
				                 ------------    -------------
Total: Income 				          (6,468,055)      (6,468,055)

Expenses:
   Brokerage commissions 		            1,413,416        1,413,416
   Management fee 			               36,126           36,126
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                1,344            1,344
   Administrative expense 	       	              124,394          124,394
					         ------------    -------------
Total: Expenses 		                    1,575,280        1,575,280
Net Income(Loss)			   $      (8,043,335)      (8,043,335)
for January, 2014

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (298,314.593    $     6,833,096    281,404,633    288,237,729
units) at December 31, 2013
Addition of 		 	              0        625,285        625,285
569.436 units on January 1, 2014
Redemption of 		 	              0   (11,375,053)   (11,375,053)
(12,183.582) units on  January 31, 2014*
Net Income (Loss)               $     (158,853)    (7,884,482)    (8,043,335)
for January, 2014
         			   -------------   -------------   -----------


Net Asset Value at January 31, 2014
(286,787.837 units inclusive
of 87.390 additional units) 	      6,674,243    262,770,383    269,444,626
				  =============  ============= ==============


		GLOBAL MACRO TRUST January 2014 UPDATE
                      Year to Date     Net Asset
Series	  January ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (2.85)% 	 (2.85)%  $      926.12	  265,475.310 $   245,863,228
Series 2     (2.51)% 	 (2.51)%  $    1,088.04	      139.796 $       152,104
Series 3     (2.49)% 	 (2.49)%  $    1,098.20	   19,033.902 $    20,903,113
Series 4     (2.32)% 	 (2.32)%  $    1,181.10	    2,138.829 $     2,526,181

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			February 12, 2014
Dear Investor:

The Trust was unprofitable in January as losses from trading equity, metal, currency and energy futures outdistanced gains from trading interest rate, and soft and agricultural commodity futures.

Equity futures fell in response to slowing growth in China, emerging market and currency turmoil, further QE tapering from the Federal Reserve, and less than stellar earnings reports from U.S. corporations. Long equity futures positions for Japan, Europe, the U.K., Australia, Korea, China, Hong Kong, Taiwan and Singapore produced losses. Meanwhile, a long
Canadian equity position and trading the NASDAQ and Russell futures registered gains.

The same concerns that weighed on equities pushed down industrial metal prices. Long positions in copper, lead, nickel and zinc were unprofitable, as was trading of aluminum. Trading of precious metals was slightly profitable.

Foreign exchange markets were rattled during January by political and economic turmoil in many emerging markets, by monetary policy developments in China and the U.S., as well as by growth concerns. Short dollar trades versus Australia, New Zealand, the euro, Poland, India, Israel, Korea, and Mexico were unprofitable. Trading the dollar against Brazil also resulted in a loss.
On the other hand, long dollar positions relative to Canada, South Africa, Chile and Russia were profitable, as was a short dollar trade against sterling and trading of the Colombian peso. Long euro trades versus Turkey, South Africa and Hungary, and a long New Zealand dollar/short Canadian dollar position produced gains.

Energy trading was marginally negative as losses from long crude, RBOB gasoline and London gas oil positions outweighed the gains from long natural gas and heating oil positions and from spread trading.

Given persistent concerns about worldwide growth, and social and political unrest in numerous emerging markets, it should come as no surprise that a flight to safety and quality would push up note and bond prices. Long positions in U.S., Canadian, German, French, Italian, and Japanese notes and bonds were profitable. Long positions in short-term interest rate futures for the U.S, U.K. and euro also registered gains. On the other hand, short Aussie and British note and bond trades resulted in losses.

Trading of soft and agricultural commodities was fractionally positive. Long soybean and soybean meal positions, short wheat and soybean oil trades and spread trading were each profitable. The profits from a long cocoa position and from a short sugar trade outweighed the loss from a long coffee trade.
A long cattle trade produced a gain.



  				Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman